

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

March 16, 2017

<u>Via E-Mail</u>
Ms. Leah Gaines
Chief Financial Officer
Contango Ore, Inc.
3700 Buffalo Speedway, Suite 925
Houston, Texas 77098

> **Re:** **Contango Ore, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 25, 2016**
> **File No. 001-35770**

Dear Ms. Gaines:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining